EXHIBIT E

                          ESCROW AGREEMENT

This Escrow Agreement is made as of this 3rd day of July 2000, by and among State Street Bank and Trust Company of California, N.A. ("Escrow Agent"), Com21, Inc., a Delaware corporation ("Purchaser"), and Ofir Zemer as representative ("Sellers' Representative") of the former shareholders of GADline, Ltd. a company organized under the laws of Israel (the "Company").

                               RECITALS

A. This Agreement is entered into in connection with the Share Purchase Agreement (the "Share Purchase Agreement"), dated as of April 18, 2000, as amended, by and among Purchaser, the Company, each of the Persons set forth on Schedule A to the Share Purchase Agreement (each, a "Seller", and collectively, the "Sellers"), and the Sellers' Representative, pursuant to which Purchaser will acquire all of the Sellers' Shares from the Sellers. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings ascribed to them in the Share Purchase Agreement, a copy of which is attached hereto as Annex A.

B. Sections 1.1, 1.2 and 8.3 of the Share Purchase Agreement provide that a portion of the shares of Purchaser Common Stock issuable in connection with the Share Purchase will be held in escrow to compensate Purchaser for certain indemnification obligations of the Sellers.

C. The Sellers' Representative has been constituted as representative for and on behalf of the Sellers to undertake certain obligations specified in Article VIII of the Share Purchase Agreement ("Article VIII").

D. The parties hereto desire to set forth further terms and conditions in addition to those set forth in Article VIII relating to the operation of the Escrow Fund.

Now, Therefore, the parties hereto, in consideration of the mutual covenants contained herein, and intending to be legally bound, hereby agree as follows:

1. Escrow and Escrow Shares.

   (a) Pursuant to Article VIII, Purchaser shall deposit in escrow with the Escrow Agent, as escrow agent, as soon as reasonably practicable after the Closing of the Share Purchase, a stock certificate or certificates representing 228,178 shares of Purchaser Common Stock registered in the name of Embassy & Co., as nominee of the Escrow Agent (such shares, together with any additional shares of Purchaser Common Stock deposited with the Escrow Agent pursuant to paragraph (b) below and the Founders' Escrow Shares deposited with the Escrow Agent pursuant to the next clause of this sentence, being referred to herein as the "Escrow Shares"), and 10,000 shares of Purchaser Common Stock in respect of the Founders' Escrow Shares, which shall be registered in the name of the Escrow Agent as nominee for the beneficial owners of such shares.

   (b) Pursuant to Article VIII, Purchaser shall deposit in escrow with the Escrow Agent, as escrow agent, as soon as reasonably practicable after the date of issuance of the First Milestone Shares and the Second Milestone Shares, as applicable, a stock certificate or certificates representing the Escrow Shares applicable to the First Milestone Shares or the Second Milestone Shares, as applicable, determined in the manner set forth in
Section 1.2 of the Share Purchase Agreement, which shall be registered in the name of the Escrow Agent as nominee for the beneficial owners of such shares. Unless and until the Escrow Agent receives such additional shares, the Escrow Agent may assume without inquiry that none have been, or are required to be, issued. The Escrow Agent need not inquire into or verify that the number of such additional shares delivered to the Escrow Agent has been determined in the manner set forth in Section 1.2 of the Share Purchase Agreement.

   (c) The Escrow Shares shall be held and distributed by the Escrow Agent in accordance with the terms and conditions of Article VIII and Section 6.3 of the Share Purchase Agreement and this Agreement. The number of Escrow Shares beneficially owned by each Seller as of the Closing and upon issuance of the First Milestone Shares and Second Milestone Shares, as applicable, the percentage interest of each Seller in the Escrow Fund, the address of each Seller and the taxpayer identification of each shareholder are set forth in Annex
B attached hereto.

   (d) Upon receipt by the Escrow Agent of an Officer's Certificate of Purchaser (i) stating that such certificate is being delivered pursuant to Section 6.3 of the Share Purchase Agreement
(ii) setting forth Third Party Expenses in excess of $2,350,000 and
(iii) stating that a copy of such certificate has been delivered to Sellers' Representative, the Escrow Agent (and the other parties hereto) shall treat such Officer's Certificate as if it were a claim for indemnification made pursuant to Section 8.3(d) of the Share Purchase Agreement. The Sellers' Representative may object to such Officer's Certificate pursuant to Section 8.3(e) of the Share Purchase Agreement.

2. Rights and Obligations of the Parties. The Escrow Agent shall be entitled to such rights and shall perform such duties of the Escrow Agent as set forth herein and in Article VIII and Section
6.3 of the Share Purchase Agreement (collectively, the "Duties"), in accordance with the terms and conditions of this Agreement and
Article VIII. Purchaser, the Company and the Sellers' Representative shall be entitled to their respective rights and shall perform their respective duties and obligations as set forth herein and in Article VIII, in accordance with the terms hereof and thereof. In the event that the terms of this Agreement conflict in any way with the provisions of Article VIII, Article VIII shall control.

3. Escrow Period. The Escrow Fund shall be in existence immediately following the Closing and shall terminate at 5:00 p.m., local time at the office of the Escrow Agent, on the first anniversary of the Closing Date (the "Escrow Period"); provided, however, that the Escrow Period shall not terminate with respect to any amount which, subject to the provisions of Article VIII, is necessary to satisfy any then pending and unsatisfied claims specified in any Officer's Certificate delivered to the Escrow Agent prior to the termination of the Escrow Period with respect to facts and circumstances existing prior to the termination of such Escrow Period. Purchaser shall deliver to the Escrow Agent a certificate specifying the Closing Date.

4. Duties of Escrow Agent. In addition to the Duties set forth in Article VIII and Section 6.3 of the Share Purchase Agreement, the Duties of the Escrow Agent shall include the following:

   (a) The Escrow Agent shall hold and safeguard the Escrow Shares during the Escrow Period, shall treat such Escrow Fund as a trust fund in accordance with the terms of this Agreement and Article VIII and not as the property of Purchaser, and shall hold and dispose of the Escrow Shares only in accordance with the terms hereof.

   (b) The Escrow Shares shall be voted by the Escrow Agent in accordance with the instructions received by the Escrow Agent from the Sellers' Representative. In the absence of such instructions, the Escrow Agent shall be under no obligation to vote such shares. The Escrow Agent need not forward proxy information, annual or other reports or other information received from Purchaser with respect to the Escrow Shares.

   (c) Promptly following termination of the Escrow Period as set forth in Section 3 hereof, the Escrow Agent (i) shall deposit with the Purchaser's stock transfer agent the number of Escrow Shares and other property in the Escrow Fund in excess of the amount of such Escrow Shares or other property (as set forth in a certificate of the Purchaser) as being sufficient to satisfy any unsatisfied claims specified in any Officer's Certificate theretofore delivered to the Escrow Agent prior to termination of the Escrow Period with respect to facts and circumstances existing prior to expiration of the Escrow Period and (ii) shall cause such transfer agent to transfer such Escrow Shares and other property to the Sellers' Representative for distribution to the Sellers. As soon as all such claims have been resolved, the Escrow Agent shall cause such transfer agent to deliver to such Sellers' Representative for distribution to the Sellers all of the Escrow Shares and other property remaining in the Escrow Fund and not required to satisfy such claims and expenses. Each Seller shall receive that number of Escrow Shares equivalent to such Seller's percentage interest in the Escrow Fund as set forth in Annex B hereto, subject, in the case of the Escrow Shares applicable to the First Milestone Shares and the Second Milestone Shares, to the issuance of the First Milestone Shares or the Second Milestone Shares, as the case may be, and receipt by the Escrow Agent thereof.

   (d) Pursuant to Section 8.3(d) of the Share Purchase Agreement, for the purpose of compensating Purchaser for its Losses pursuant to the Share Purchase Agreement, the Purchaser Common Stock in the Escrow Fund shall be valued at the Purchaser Stock Price.
Purchaser shall set forth the Purchaser Stock Price in a certificate delivered to the Escrow Agent. If the value to be distributed to Purchaser (or to the Sellers' Representative for distribution to the Sellers upon a termination of the escrow) is not evenly divisible by the Purchaser Stock Price, the Escrow Agent shall round down the number of shares to be distributed to the next highest number of shares and shall cause the transfer agent of the Escrow Shares to distribute that number. In lieu of the fractional interest not distributed, Purchaser shall furnish to the Escrow Agent, and the Escrow Agent (or such stock transfer agent) in turn will distribute to Purchaser, cash equal to such fractional interest times the Purchaser Stock Price. Purchaser shall be deemed to have purchased such fractional interests with respect to which it has furnished funds to the Escrow Agent. Accordingly, the Escrow Agent, upon receipt of such funds, shall deliver the corresponding number of shares to Purchaser . In all events, Purchaser shall so purchase only a whole number of shares. Any cash so received from Purchaser and not so immediately distributed by the Escrow Agent shall be retained by the Escrow Agent as part of the Escrow Fund, but need not be invested.

5. Distribution. Any cash dividends, dividends payable in securities or other distributions of any kind (but excluding any shares of Purchaser capital stock received upon a stock split or stock dividend) shall be promptly distributed by the Escrow Agent to the beneficial holder of the Escrow Shares to which such distribution relates, by check mailed via first class mail, to the Sellers at their addresses, and in the percentage interests, set forth in Annex B. Any shares of Purchaser Common Stock received by the Escrow Agent upon a stock split made in respect of any securities in the Escrow Fund shall be added to the Escrow Fund and become a part thereof. Any provision hereof or of Article VIII shall be adjusted to appropriately reflect any stock split or reverse stock split and, upon such adjustment, Purchaser shall provide to the Escrow Agent a revised version of Annex B reflecting such adjustment.

6. Exculpatory Provisions.

   (a) The Escrow Agent shall be obligated only for the performance of such Duties as are specifically set forth herein and in Article VIII and Section 6.3 of the Share Purchase Agreement and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall not be liable for forgeries or false impersonations. The Escrow Agent shall not be liable for any act done or omitted hereunder as escrow agent except for gross negligence or willful misconduct. The Escrow Agent shall, in no case or event be liable for any representations or warranties of the Company or Purchaser or for punitive, incidental or consequential damages. Any act done or omitted pursuant to the advice or opinion of counsel shall be conclusive evidence of the good faith of the Escrow Agent.

   (b) The Escrow Agent is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person, excepting only orders or process of courts of law or arbitrations as provided in Section 8.3(f) of the Share Purchase Agreement, and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court or rulings of any arbitrators. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court or such ruling of any arbitrator, the Escrow Agent shall not be liable to any of the parties hereto or to any other person by reason of such compliance, notwithstanding any such order, judgment, decree or arbitrators' ruling being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

   (c) The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver the Agreement or any documents or papers deposited or called for thereunder.

   (d) The Escrow Agent shall not be liable for the outlawing of any rights under any statute of limitations with respect to the Agreement or any documents deposited with the Escrow Agent.

7. Alteration of Duties. The Duties may be altered, amended, modified or revoked only by a writing signed by all of the parties hereto.

8. Resignation and Removal of the Escrow Agent. The Escrow Agent may resign as Escrow Agent at any time with or without cause by giving at least thirty (30) days' prior written notice to each of Purchaser and the Sellers' Representative, such resignation to be effective thirty (30) days following the date such notice is given. In addition, Purchaser and the Sellers' Representative may jointly remove the Escrow Agent as escrow agent at any time with or without cause, by an instrument (which may be executed in counterparts) given to the Escrow Agent, which instrument shall designate the effective date of such removal. In the event of any such resignation or removal, a successor escrow agent which shall be a bank or trust company organized under the laws of the United States of America or of the State of California having (or if such bank or trust company is a member of a bank company, its bank holding company shall have) a combined capital and surplus of not less than $50,000,000, shall be appointed by the Sellers' Representative with the approval of Purchaser, which approval shall not be unreasonably withheld. Any such successor escrow agent shall deliver to Purchaser and the Sellers' Representative a written instrument accepting such appointment, and thereupon it shall succeed to all the rights and duties of the escrow agent hereunder and shall be entitled to receive the Escrow Fund.

9. Further Instruments. If the Escrow Agent reasonably requires other or further instruments in connection with performance of the Duties, the necessary parties hereto shall join in furnishing such instruments.

10. Disputes. It is understood and agreed that should any dispute arise with respect to the delivery and/or ownership or right of possession of the securities held by the Escrow Agent hereunder, the Escrow Agent is authorized and directed to act in accordance with, and in reliance upon, the terms hereof and of Article VIII.

11. Escrow Fees and Expenses.  Purchaser shall pay the Escrow
Agent such fees as are established by the Fee Schedule attached hereto as Annex C.

12. Indemnification. In consideration of the Escrow Agent's acceptance of this appointment, Purchaser and the Sellers' Representative, on behalf of the Sellers and not individually, jointly and severally, agree to indemnify and hold the Escrow Agent harmless as to any liability incurred by it to any person, firm or corporation by reason of its having accepted such appointment or in carrying out the terms hereof and of Article VIII, and to reimburse the Escrow Agent for all its costs and expenses, including, among other things, counsel fees and expenses, reasonably incurred by reason of any matter as to which an indemnity is paid; provided, however, that no indemnity need be paid in case of the Escrow Agent's gross negligence, willful misconduct or breach of this Agreement.

13. General.

   (a) Any notice given hereunder shall be in writing and shall be deemed effective upon the earlier of personal delivery or the third day after mailing by certified or registered mail, postage prepaid as follows:

     To Purchaser:

     Com21, Inc.
     750 Tasman Drive
     Milpitas, CA 95053
     Attn:  David Robertson, Chief Financial Officer
     Telephone:  (408) 953-9110
     Facsimile No.: (408) 953-9110

     With a copy to:

     Wilson Sonsini Goodrich & Rosati
     One Market
     Spear Street Tower
     San Francisco, CA 94105
     Attention:  Michael S. Dorf, Esq.
     Telephone:  (415) 947-2000
     Facsimile No.:  (415) 947-2099

     and

     Yigal Arnon & Co.
     22 Rivlin Street
     Jerusalem 91000 Israel
     Attention:  Barry Levenfeld
     Telephone:  972-2-623-9200
     Facsimile No.: 972-2-623-9236

     To Sellers' Representative:

     Ofir Zemer
     Shalom Tower, 26th Floor
     9 Ahad Ha'am Street
     P.O. Box 29161
     Tel Aviv 61291
     Israel
     Telephone: 972-3-519-3437
     Facsimile:  972-3-517-5336

     With copies to:

     Skadden, Arps, Slate, Meagher & Flom LLP
     One Beacon Street
     Boston, MA 02108
     Attention:  Louis A. Goodman, Esq.
     Telephone:  (617) 573-4800
     Facsimile No.: (617) 573-4822

     and

     Fischer, Behar, Chen & Co.
     3 Daniel Frisch Street
     Tel Aviv 64731 Israel
     Attention:  Elliot Dater, Adv.
     Telephone:  972-3-694-4111
     Facsimile No.: 972-3-609-1116

     To the Escrow Agent:

     State Street Bank and Trust Company of California, N.A.
     633 West Fifth Street, 12th Floor
     Los Angeles, CA  90071
     Telephone:  (213) 362-7338
     Facsimile:  (213) 362-7357
     Attention:  Corporate Trust Department
                 (Com21/GADline 2000 Escrow)

or to such other address as any party may have furnished in writing to the other parties in the manner provided above. Any notice addressed to the Escrow Agent shall be effective only upon receipt. If any Officer's Certificate, objection thereto or other document is required to be delivered to the Escrow Agent and any other person, the Escrow Agent may assume without inquiry that such document was received on the date on which the Escrow Agent received it.

   (b) The Officer's Certificate as defined in Article VIII may be signed by the President, Vice President or Chief Financial Officer of Purchaser.

   (c) The captions in this Escrow Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Escrow Agreement.

   (d) This Escrow Agreement may be executed in any number of counterparts, by original or facsimile signature, each of which when so executed shall constitute an original copy hereof, but all of which together shall constitute one agreement.

   (e) No party may, without the prior express written consent of each other party, assign this Escrow Agreement in whole or in part. This Escrow Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto.

   (f) This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of California as applied to contracts made and to be performed entirely within the State of California. The parties to this Escrow Agreement hereby agree to submit to personal jurisdiction in the State of California with respect to any claim for indemnification under Section 12 hereof.

14. Tax Reporting Matters. The Purchaser and the Sellers' Representative on behalf of the Sellers agree to provide the Escrow Agent with certified tax identification numbers for each of them by furnishing appropriate Forms W-9 (or Forms W-8, in the case of non-U.S. persons) and other forms and documents that the Escrow Agent may reasonably request (collectively, "Tax Reporting Documentation") to the Escrow Agent within 30 days after the date hereof. The parties hereto understand that, if such Tax Reporting Documentation is not so certified to the Escrow Agent, the Escrow Agent may be required by the Internal Revenue Code, as it may be amended from time to time, to withhold a portion of the Escrow Shares or any interest or other income earned on the investment of monies or other property held by the Escrow Agent pursuant to this Agreement.










IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first above written.


                                     STATE STREET BANK AND TRUST
                                     COMPANY OF CALIFORNIA, N.A. as
                                     Escrow Agent


                                     By: _________________________
                                         Name:  Paula M. Oswald
                                         Title:  Vice President


                                     COM21, INC.


                                     By: _________________________
                                         Name:
                                         Title:


                                     SELLERS' REPRESENTATIVE

                                     _____________________________
                                     Name:  Ofir Zemer








                   SIGNATURE PAGE TO ESCROW AGREEMENT





                      ANNEXES TO ESCROW AGREEMENT

Annex A -	Share Purchase Agreement

Annex B -       Seller Information (Number of Escrow Shares,
                Percentage Interest in Escrow Fund, Address,
                Taxpayer ID)

Annex C- 	Escrow Agent Fee Schedule







                               ANNEX A

                      Share Purchase Agreement

















                               ANNEX B

                         Seller Information
















                               ANNEX C

                      Escrow Agent Fee Schedule

                 STATE STREET BANK AND TRUST COMPANY

                         OF CALIFORNIA, N.A.

                Schedule of Fees for Escrow Services

                         Com21, Inc./Gadline


Acceptance Fee:                                           $750.00

This one-time charge, payable at closing, includes acceptance and assumption of responsibility and duties as Escrow Agent; review and comment on the form of agreement; and establishment of account(s) in accordance with governing document.

Legal Counsel:                                            at cost

Escrow Agent Fee:                                       $3,500.00

Payable at funding and annually thereafter, if applicable. Compensates State Street for administrative services in accordance with the Escrow Agreement.

Additional Fees, if applicable:

Pro-Rata Percentage: Should the Escrow Agreement require pro-rata distribution of principal cash or investment income to the beneficiaries, State
Street will assess an additional $100, for each beneficiary pro-rata distribution, which may be offset at State Street's discretion against each distribution.

Directed Sale: State Street will charge $500.00, plus broker commission, for each Directed Sale.
The fee will be paid from the proceeds of such sale.

Claims (if applicable):
Uncontested                                               $250.00

Contested                                          Billed at Cost

Wire Transfer Fee (This fee will be deducted from wire amount, if applicable)

International                                              $40.00

Domestic                                                   $20.00

Investment Fee:                                            $65.00

Per security purchased (i.e. Treasuries, Agencies, etc.)

Investment In State Street Investment Vehicles:
                                          40 Basis Points (.0040)
(Calculated on the Average Daily Net Assets)

Investment Vehicles:
SSgA Prime Money Market Fund
SSgA US Treasury Money Market Fund
SSgA Tax Free Money Market Fund

Out-of-pocket Expense:                                    At Cost

The transaction underlying this proposal, and all related documentation, is subject to review and acceptance by State Street in accordance with its policies and procedures. Should the actual transaction materially differ from the assumptions used herein, State Street reserves the right to modify this proposal. In the event that the subject transaction fails to close for reasons beyond the control of State Street, the party requesting these services agrees to pay State Street's acceptance fees, legal fees and out-of-pocket expenses. This proposal is a confidential document and should not be duplicated and/or distributed.

Dated: May 5, 2000                                Page One of One